Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER CONTINUES TO DRILL HIGH-GRADE GOLD-SILVER AT MONTERDE INCLUDING 4.2 METRES GRADING 6.2 G/T GOLD AND 47 G/T SILVER

April 16, 2012

Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) is pleased to announce further high-grade drill results from its gold-silver Monterde property in the prolific Sierra Madre belt of Mexico. MTC-151 intercepted 4.2 metres of 6.2 g/t gold and 47 g/t silver while MTC-157 intercepted 4.5 metres of 4.9 g/t gold and 124 g/t silver.

“We are pleased that drilling continues to intercept high-grade gold-silver mineralization in the structures at both Carmen and Veta Minitas, including 6.2 g/t gold plus 47 g/t silver over 4.2 metres,” reported Gordon Cummings, President and CEO of Kimber. “Gold-silver mineralization was also intercepted by drill holes MTC-149 and MTC-150 in the locations where the new Cocos structure was predicted to occur.” The discovery intercept at Cocos grading 18.3 g/t gold and 374.3 g/t silver over 7 metres was previously reported on January 26, 2012. “These high-grade gold-silver intersections continue to support the concept of high-grade mineralization outside the proposed open pit and confirm excellent potential to discover additional high-grade structures to the northeast of the Carmen deposit, an area with only limited drill information.”

Results from a total of 15 drill holes are reported herein. In addition, two deep holes have recently been drilled to the northeast of the Carmen deposit, in an area previously untested, with results pending. Highlights of recent assay results are tabulated below, while complete results for all drill holes are tabulated at the end of this news release:

Carmen Drill highlights:

Drill Hole	Section	From (m)	To (m)	Intercept* (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent** (g/t)
MTC-149	28	226.6	228.1	1.5	1.6	46.6	2.4
and		271.7	273.3	1.6	0.6	129.0	2.8
MTC-150	34	347.0	348.9	1.9	0.6	70.4	1.8
MTC-151	43	465.2	469.4	4.2	6.2	47.6	7.0
including		466.0	468.1	2.1	11.7	56.2	12.7
MTC-157	37	121.2	141.1	19.9	1.5	71.0	2.6
including		130.0	134.5	4.5	4.9	124.2	6.9
and		212.5	214.5	2.0	3.7	48.7	4.5
and		310.6	312.6	2.0	6.6	91.5	8.1
* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.

High-grade gold-silver mineralization at Carmen, including the Cob, Hilos and Cocos structures, and at Veta Minitas, remains open along strike and at depth, below the existing mineral resource estimate.

Results from the 15 drill holes reported herein, include seven holes drilled at the Carmen deposit, six holes drilled at Veta Minitas and two holes that targeted Tapado, an area of mineralization west of Carotare and approximately two kilometres west of the Carmen deposit.

Veta Minitas Drill highlights:

Drill Hole	Section	From (m)	To(m)	Intercept* (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent** (g/t)
LMRD- 62	33	209.6	213.2	3.6	4.2	66.2	5.3
and		300.2	305.3	5.1	1.9	194.4	5.2
LMRD- 64	38	328.5	337.0	8.5	2.7	19.8	3.1
including		329.5	332.5	3.0	6.6	38.5	7.3
LMRD- 68	40	140.0	148.0	8.0	0.3	177.7	3.2
including		142.0	146.0	4.0	0.5	268.5	5.0
* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.

Tapado

Drilling at additional target areas outside of the current Mineral Resource Estimate areas returned results for two holes collared on the Tapado structure, which lies west of the Carotare deposit. Results for Hole TPC-01 and TPC-02 returned anomalous gold-silver values over modest widths, and are shown in the appendix. Further review of the geology at Tapado will take place over the coming months.

Management Change

Petrus (Marius) Mare has recently resigned from Kimber Resources. “Marius made a significant contribution to the Company over the last 4½ years and his efforts are appreciated,” said Mr. Cummings. James Currie P.Eng., the Chief Operating Officer for Kimber Resources, is now acting as the designated Qualified Person for the Monterde project under National Instrument 43-101. Kimber also has experienced, well qualified geologists based at Monterde.

ILLUSTRATIONS

Plan view of Carmen and Veta Minitas showing the drill hole locations

Vertical section 34 showing Hole MTC 150 and MTC142A

Vertical section 43 showing Hole MTC 151

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supports further development and more advanced economic studies at the Monterde deposits. The subsequent discovery of high grade gold-silver mineralization below the mineral resources used in the preliminary economic assessment adds a potentially significant new dimension to the opportunities at Monterde.

FOR FURTHER INFORMATION PLEASE CONTACT:

Renee Brickner
Vice President, Investor Relations

or

Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements

Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary economic assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the implications of the results of drill holes reported herein, the results of future exploration, the economic potential of any such discoveries made, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates”, “potential for”, “potentially”, “suggests” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, continuity of mineralization between drill holes, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary economic assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Quality Assurance/Quality Control

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed and approved by Mr. James A. Currie P.Eng., Chief Operating Officer of the Company. The exploration activities at the Monterde project site are now carried out under the supervision of James A. Currie P.Eng. (previously Mr. Petrus (Marius) Mare), who is the designated Qualified Person under National Instrument 43-101 for the Monterde project and is responsible for quality control at Monterde and has verified the data being disclosed herein. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks and duplicates inserted at the drill and standards inserted after sample preparation. Sample preparation was done by ALS Chemex at its Chihuahua laboratory. Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms in this news release and on its website, such as “measured,” “indicated,” and “inferred,” “mineral resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Complete table of Carmen drill results:

Drill Hole	Section	From (m)	To (m)	Intercept* (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)
MTC-149: Location (788651, 3055685), Azimuth (225), Dip (-79)
MTC-149	28	226.6	228.1	1.5	1.6	46.6	2.4
and		271.7	273.3	1.6	0.6	129.0	2.8
MTC-150: Location (788613, 3055861), Azimuth (225), Dip (-58)
MTC-150	34	347.0	348.9	1.9	0.6	70.4	1.8
and		476.3	477.9	1.6	1.9	7.9	2.1
MTC-151: Location (788348, 3055918), Azimuth (225), Dip (-65)
MTC-151	43	94.6	102.0	7.4	0.3	65.0	1.4
and		262.2	263.5	1.3	4.5	56.0	5.5
and		459.4	461.8	2.4	0.7	21.3	1.0
and		465.2	469.4	4.2	6.2	47.6	7.0
including		466.0	468.1	2.1	11.7	56.2	12.7
and		477.7	480.9	3.2	1.6	1.4	1.6
MTC-152: Location (788613, 3055861), Azimuth (225), Dip (-71)
MTC-152	34	222.9	226.9	4.0	1.1	14.4	1.3
and		285.9	289.0	3.1	3.2	39.1	3.9
and		338.6	339.8	1.2	2.2	3.2	2.2
and		482.6	484.1	1.5	2.5	18.6	2.8
and		515.8	517.4	1.6	2.0	6.0	2.1
MTC-155: Location (788604, 3055817), Azimuth (225), Dip (-65)
MTC-155	33	268.1	274.5	6.4	0.2	69.3	1.3
and		291.2	294.6	3.4	0.1	88.9	1.6
and		311.2	313.8	2.6	0.7	123.7	2.8
including		311.2	312.4	1.2	1.4	174.0	4.3
and		351.3	357.4	6.1	0.9	45.6	1.6
including		354.3	355.8	1.5	2.5	53.0	3.3
MTC-157: Location (788395, 3055726), Azimuth (225), Dip (-60)
MTC-157	37	38.5	41.5	3.0	0.8	39.7	1.4
and		62.9	71.5	8.6	0.2	49.3	1.0
and		94.4	98.0	3.6	1.4	89.6	2.9

including		96.5	98.0	1.5	3.1	90.0	4.6
and		105.5	115.5	10.0	0.6	62.6	1.7
including		112.1	114.0	1.9	2.3	165.0	5.0
and		121.2	141.1	19.9	1.5	71.0	2.6
including		130.0	134.5	4.5	4.9	124.2	6.9
and		156.3	160.9	4.6	0.9	30.2	1.4
and		212.5	214.5	2.0	3.7	48.7	4.5
and		231.2	233.0	1.8	0.1	121.0	2.1
and		310.6	312.6	2.0	6.6	91.5	8.1
including		311.6	312.6	1.0	12.6	94.0	14.1
MTRD-531: Location (787934, 3055957), Azimuth (220), Dip (-70)
MTRD-531	56	361.4	364.3	2.9	0.1	101.4	1.8
including		362.4	363.3	0.9	0.3	217.0	3.9
and		515.4	518.8	3.4	1.0	1.9	1.0
* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.

Complete table of Minitas drill results:

Drill Hole	Section	From (m)	To (m)	Intercept* (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)
LMRD-62: Location (788221, 3055433), Azimuth (225), Dip (-57)
LMRD- 62	33	58.0	62.0	4.0	0.0	91.8	1.6
and		209.6	213.2	3.6	4.2	66.2	5.3
and		300.2	305.3	5.1	1.9	194.4	5.2
including		303.8	305.3	1.5	0.1	651.0	10.9
And		386.7	390.4	3.7	1.8	21.2	2.1
and		406.8	412.6	5.8	0.6	33.8	1.2
and		488.7	489.4	0.7	4.3	130.0	6.4
LMRD-64: Location (788107, 3055494), Azimuth (225), Dip (-52)
LMRD- 64	38	322.5	326.5	4.0	0.8	10.1	1.0
and		328.5	337.0	8.5	2.7	19.8	3.1
including		329.5	332.5	3.0	6.6	38.5	7.3
and		347.3	353.6	6.4	2.1	14.0	2.3
and		418.0	420.1	2.1	0.0	67.4	1.1
LMRD-65: Location (788116, 3055463), Azimuth (225), Dip (-52)
LMRD- 65	37	155.5	160.4	4.9	0.0	108.3	1.8
and		277.5	283.5	6.0	1.9	61.3	2.9
including		277.5	279.0	1.5	4.4	89.3	5.9
and		310.5	313.3	2.8	1.3	8.3	1.5

LMRD-67: Location (788023, 3055487), Azimuth (225), Dip (-49)
LMRD- 67	40	116.0	120.0	4.0	0.0	72.0	1.2
and		248.5	250.0	1.5	3.8	46.6	4.5
and		256.0	259.5	3.5	0.1	42.7	0.8
and		283.5	286.5	3.0	2.2	42.4	2.9
LMRD-68: Location (788045, 3055503), Azimuth (225), Dip (-51)
LMRD- 68	40	140.0	148.0	8.0	0.3	177.7	3.2
including		142.0	146.0	4.0	0.5	268.5	5.0
and		265.0	270.0	5.0	0.6	9.5	0.8
and		284.0	290.0	6.0	0.5	9.5	0.7
LMRD-73: Location (788044, 3055572), Azimuth (225), Dip (-55)
LMRD- 73	42	4.0	14.0	10.0	0.2	48.9	1.0
* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.

Complete table of Tapado drill results:

Drill Hole	Section	From (m)	To (m)	Intercept* (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)
TPC-01: Location (785608, 3055916), Azimuth (090), Dip (-63)
TPC- 01	A	128.5	131.3	2.8	0.6	43.4	1.3
and		137.9	141.2	3.3	1.0	10.7	1.2
TPC-02: Location (785620, 3055943), Azimuth (090), Dip (-60)
TPC- 02	B	137.9	140.5	2.6	0.1	72.1	1.3
and		199.6	201.6	2.0	1.2	40.1	1.9
* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.